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             SECURITIES UNITED STATES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 3)*

                           Telemundo Group, Inc.
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                             (Name of Issuer)

  Series A Common Stock, $0.01 Par
               Value                              87943M306
-----------------------------------   -----------------------------------
  (Title of Class of Securities)               (CUSIP Number)

                           Dennis J. Block, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y.  10153
                              (212) 310-8000
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                            September 15, 1995
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          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement  [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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 CUSIP No. 87943M306                     13D


     1     NAME OF REPORTING PERSON:    Nugget Partners, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

     6     CITIZENSHIP OR PLACE OF      New Jersey
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       540,030 shares
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  540,030 shares
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       540,030 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.3%

    14     TYPE OF REPORTING PERSON:*   PN


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!



























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               This statement amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 1995, as amended by Amendment No. 1 thereto, which was filed with the Commission on March 17, 1995, and Amendment No. 2 thereto, which was filed with the Commission on August 18, 1995, by Nugget Partners, L.P., a New Jersey limited partnership whose sole general partner is Arthur M. Goldberg ("Nugget"), with respect to its ownership of Series A Common Stock, par value $0.01 per share (the "Series A Stock"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer").


     Item 4.   Purpose of Transaction.
               ----------------------

               Item 4 is hereby amended and supplemented by the addition of the following information:

               On September 15, 1995, Arthur M. Goldberg sent a letter to the Issuer's Board of Directors, a copy of which is attached hereto as
     Exhibit I.


     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               Letter, dated September 15, 1995, from Arthur
               M. Goldberg addressed to the Board of Directors
               of Telemundo Group, Inc.                           Exhibit I
































     NYFS05...:\40\18840\0005\2042\SCH9185R.320
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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  September 19, 1995


                                   NUGGET PARTNERS, L.P.


                                   By: /s/ Arthur M. Goldberg
                                      ---------------------------
                                         Arthur M. Goldberg
                                         General Partner


















































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                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION
-------            -----------

  I            Letter, dated September 15, 1995, from Arthur
               M. Goldberg addressed to the Board of Directors of Telemundo Group, Inc.